Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-213003

First Trust Alternative Opportunities Fund

Supplement dated February 24, 2023 to the

Prospectus dated August 1, 2022, as supplemented to date

This supplement provides new and additional information beyond that contained in the Prospectus and should be read in conjunction with the Prospectus.

At a special meeting held on October 24, 2022 (the “Meeting”), the Board of Trustees (the “Board”) of First Trust Alternative Opportunities Fund (the “Fund”) considered and approved the appointment of Palmer Square Capital Management, LLC (“Palmer Square”) as a sub-adviser to the Fund.

At the Meeting, the Board also approved a new investment sub-advisory agreement among the Fund, First Trust Capital Management L.P. (“FTCM”), the Fund’s investment adviser, and Palmer Square (the “New Investment Sub-Advisory Agreement”). At a Special Meeting of Shareholders held on February 23, 2023, shareholders of the Fund approved the New Investment Sub-Advisory Agreement.

Effective immediately, the second paragraph under the heading “The Investment Manager and Sub-Advisers” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. Currently, RiverNorth Capital Management, LLC, Angel Oak Capital Advisors, LLC and Palmer Square Capital Management LLC serve as Sub-Advisers to the Fund. See “Management of the Fund.”

Effective immediately, the third paragraph under the heading “Management of the Fund” on page 35 of the Prospectus is deleted in its entirety and replaced with the following:

Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, is primarily responsible for its investment strategy and the day-to- day management of the Fund’s assets allocated to it by the Investment Manager. Founded in 2000, RiverNorth Capital Management, LLC (“RiverNorth”) is located at 433 W. Van Buren Street, 1150-E, Chicago, Illinois 60607. RiverNorth is registered with the SEC as an investment adviser and manages, as of June 30, 2022, approximately $5.35 billion for individuals and institutions, including limited partnerships, mutual funds and employee benefit plans. Founded in 2009, Angel Oak Capital Advisors, LLC (“Angel Oak”) is located at 3344 Peachtree Rd., Suite 1725, Atlanta, GA 30326. Angel Oak is registered with the SEC as an investment adviser and manages, as of June 30, 2022, approximately $18.3 billion for pooled investment vehicles, investment companies, high net worth individuals and institutions. Founded in 2009, Palmer Square Capital Management LLC (“Palmer Square”) is located at 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, KS 66205. Palmer Square is registered with the SEC as an investment adviser and manages, as of June 30, 2022, approximately $22.3 billion for pooled investment vehicles, investment companies, high net worth individuals and institutions.

Effective immediately, the following paragraphs are added under the Portfolio Managers section on page 37 of the Prospectus.

ANGIE K. LONG – Portfolio Manager - Ms. Long has been the Chief Investment Officer of Palmer Square since February 2011. She has key responsibilities for all investment-related activities with a particular focus on portfolio construction and risk management. Prior to joining Palmer Square, Ms. Long worked for J.P. Morgan Chase & Co. in New York from 1998 to 2011. There, she held a variety of management and trading roles, including Deputy Head of Credit Trading for North America, Head of HighYield Trading, and Head of Credit Derivatives Trading. She has been a trader and investor within many products and strategies including high yield bonds, high yield credit derivatives, distressed debt, capital structure arbitrage and structured credit. Among other career achievements, Ms. Long is credited with creating the High Yield Debt Index, the first liquid credit trading index. She was named a managing director of J.P. Morgan Chase & Co. at age 29. She was responsible for building J.P. Morgan’s High Yield Credit Derivatives business and Credit Options business. She received an AB degree in Economics from Princeton University in 1997 and is a CFA® charterholder.

CHRISTOPHER D. LONG – Portfolio Manager - Mr. Long is the founder of Palmer Square and is responsible for Palmer Square alternative and credit investments business, managing both the firm’s investment activities and operations as well as defining its investment policy. Mr. Long was a Managing Director and Investment Committee Member at Prairie Capital Management, LLC (“Prairie”) from 2006 to 2009, where he was one of the team members responsible for the firm’s proprietary alternative investment products. Prior to joining Prairie, Mr. Long was at various New York City-based firms including Sandell Asset Management, Corp. (“Sandell”), a multi-billion multi-strategy hedge fund, where he, as a Research Analyst, invested in both equity and debt securities from 2005 to 2006. Prior to Sandell, he worked at Morgan Stanley in the Credit Derivatives and Distressed Securities Group as an Associate, focusing on the firm’s proprietary investments during the summer of 2004. Before Morgan Stanley, Mr. Long worked at TH Lee Putnam Ventures, a $1.1 billion private equity fund sponsored by Thomas H. Lee Partners and Putnam Investments, from 1999 to 2003. Mr. Long started his career at J.P. Morgan & Co. in Leveraged Finance and Mergers & Acquisitions (FIG Group), advising corporations and private equity firms on investment banking and capital markets, from 1997 through 1999. Mr. Long received an MBA from the Harvard Business School in 2005, and an undergraduate degree in Economics, cum laude, from Princeton University in 1997.

TAYLOR R. MOORE – Portfolio Manager - Mr. Moore is Executive Director, Portfolio Manager and Head of Structured Credit Trading at Palmer Square. Mr. Moore joined Palmer Square in 2013. Prior to joining Palmer Square, Taylor worked at JPMorgan Chase & Co. in New York and Delaware. Mr. Moore was an integral part of the firm’s North American foreign exchange business serving as Associate Product Controller. Mr. Moore played a key role in all financial operations and management of JPMorgan’s Forward and Spot foreign exchange trading desks. He began his career at JPMorgan as part of the firm’s Corporate Development Program, a two year selective leadership development program. Prior to JPMorgan Chase & Co., Mr. Moore worked at Frontier Investment Bank, a boutique investment bank based out of Kansas City. Mr. Moore received a BA in Economics from Cornell University and is a CFA® charterholder.

Effective immediately, the second paragraph under the heading “Investment Management Fee” on page 38 of the Prospectus is deleted in its entirety and replaced with the following:

Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and RiverNorth, RiverNorth receives a monthly sub-advisor fee equal to 0.80% of the Fund’s average daily net assets allocated to RiverNorth, subject to certain adjustments. Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and Angel Oak, Angel Oak receives a monthly sub-advisory fee equal to 0.80% of the Fund’s average daily net assets allocated to Angel Oak, subject to certain adjustments. Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and Palmer Square, Palmer Square receives a monthly sub-advisor fee equal to 0.50% of the Fund’s average daily net assets allocated to Palmer Square, subject to certain adjustments. Each Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Management Fee.

* * *

In addition, effective immediately, a finder’s fee may be paid to any financial intermediary that initiates or is responsible for purchases of $250,000 or more of Class A shares of the Fund. To the extent a finder’s fee was paid, a contingent deferred sales charge of 1.25% will be imposed on certain redemptions of such shares within 12 months of the date of purchase. Accordingly, the following amendments are made to the Prospectus:

The Transaction Expenses information in the table under the heading “Fund Fees and Expenses” on page 7 of the Prospectus is deleted in its entirety and replaced with the following:

TRANSACTION EXPENSES:	Class A Shares	Class I Shares
Maximum Sales Charge (Load) (as a percentage of subscription amount) (1)	4.50%	None
Maximum deferred sales charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested) (1)	1.25%	None

Footnote 1 to the table under the heading “Fund Fees and Expenses” on page 7 of the Prospectus is deleted in its entirety and replaced with the following:

(1) Investors in Class A Shares may be charged a sales charge of up to 4.50% of the subscription amount. For Class A Shares, no sales charge applies on investments of $250,000 or more, but a contingent deferred sales charge (“CDSC”) of 1.25% will be imposed to the extent a finder’s fee was paid on certain redemptions of such shares within 12 months of the date of purchase.

The table under the heading entitled “Class A Shares — Sales Charge Schedule” on page 53 of the Prospectus is deleted in its entirety and replaced with the following:

Your Investment	Front-End Sales Charge as a % of Offering Price*	Front-End Sales Charge as a % of Net Investment	Dealer Reallowance as a % of Offering Price
Up to $24,999	4.50%	4.71%	3.75%
$25,000 – $49,999	3.50%	3.63%	2.75%
$50,000 – $99,999	2.50%	2.56%	2.00%
$100,000 – $249,999	2.00%	2.04%	1.50%
$250,000 or more	None **	None **	None **

*	The offering price includes the sales charge.
**	There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $250,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase.

The following is added under the heading entitled “Purchasing Shares” beginning on page 53 of the Prospectus:

Large Order Net Asset Value Purchase Privilege

There is no initial sales charge on purchases of Class A Shares in an account or accounts with an accumulated value of $250,000 or more, but a CDSC of 1.25% will be imposed to the extent a finder’s fee was paid in the event of certain redemptions within 12 months of the date of purchase. From its own profits and resources, the Distributor may pay a finder’s fee of 0.50% to financial intermediaries that initiate or are responsible for purchases of $250,000 or more of Class A Shares of the Fund. Please contact your financial intermediary to determine whether a finder’s fee was paid in connection with your investment in the Fund.

A CDSC will be waived in the following circumstances:

•	if you are a current Trustee of the Fund; or

•	if you are an employee (including the employee's spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in Section 152 of the Code) of the Investment Adviser, a Sub-Adviser or their affiliates, or of a broker-dealer authorized to sell shares of the Fund.

Your financial advisor or the Fund can answer your questions and help you determine if you are eligible for the waiver.

Please keep this Supplement for future reference.